A special meeting of shareholders of the Funds was held on January 10, 2013.  At the meeting the following matter was voted on and approved by the Shareholders.  The results of the special meeting of shareholders are noted below.

Proposal

To approve or disapprove the Agreement and Plan of Reorganization and Termination (the “Plan”), among Drexel Hamilton Mutual Funds (the “Trust”), on behalf of its series, the Drexel Hamilton Centre American Equity Fund (“Acquiring Fund”), the Fund, Drexel Hamilton Investment Partners, LLC, and Ameristock Corporation, pursuant to which the Fund would be reorganized into the Acquiring Fund (as further defined below, the “Reorganization”). Pursuant to the Plan, the Reorganization would involve:

(1) the Fund transferring all of its assets to the Acquiring Fund in exchange solely for voting shares of beneficial interest (“shares”) in the Acquiring Fund and the Acquiring Fund assuming all of the Fund’s liabilities;

(2) the Fund distributing pro rata to the Fund’s shareholders shares of the Acquiring Fund in exchange for such shareholders’ Fund shares and in connection with the complete liquidation of the Fund; and

(3) the dissolution and termination of the Fund. (all of the foregoing transactions being referred to collectively as the “Reorganization”).

Shares Voted			% of the Outstanding Shares
For	Against	Abstain	For	Against	Abstain
3,327,365.00	259,165.00	115,720.00	67.47%	5.25%	2.35%